SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                01 November, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Blocklisting Interim Review announcement made on 4 October 2004
             2.  Director Shareholding announcement made on 6 October 2004
             3.  Director Shareholding announcement made on 14 October 2004
             4.  Director Shareholding announcement made on 14 October 2004

Enclosure 1

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company: BT Group plc


2. Name of scheme:

a. BT Group executive option plans
b. BT Group employee savings related share schemes


3. Period of return:

From:                      01 April 2004.........to:          30 September 2004


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

a. 23,210,689
b. 2,368,707


5. Number of shares issued/allotted
   under scheme during period

a. nil
b. nil


6. Balance under scheme not yet issued/allotted at end of period

a. 23,210,689
b. 2,368,707


7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02
b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.


Please confirm total number of shares in issue at the end of the period in order for us to update our records

8,634,629,038


Contact for queries:

Name: Graeme Wheatley
Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ
Telephone: 020 7356 6372

Date of Notification: 04 October 2004

Enclosure 2


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   Name of company

     BT Group plc

2)   Name of Director

     Sir Christopher Bland
     Ben Verwaayen
     Ian Livingston
     Pierre Danon
     Andy Green
     Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

     Adjustment in the technical interests of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

     Adjustment in the technical interests of the above directors following the vesting of an award of shares to the personal representative of a deceased participant in the BT Group Incentive Share Plan

7)   Number of shares/amount of stock acquired:

     n/a

8)   Percentage of issued class

     n/a

9)   Number of shares/amount of stock disposed

     1,709 shares

10)  Percentage of issued class

     n/a

11)  Class of security

     Ordinary shares of 5p each

12)  Price per share

     179.75 pence

13)  Date of transaction

     30 September 2004

14)  Date Company informed

     5 October 2004

15)  Total holding following this notification

     n/a

16)  Total percentage holding of issued class following this notification

     n/a


If a director has been granted options by the company please complete the following details (17 - 22)


17)  Date of grant

     n/a

18)  Period during which or date on which exercisable

     n/a

19)  Total amount paid (if any) for grant of the option

     n/a

20)  Description of shares or debentures involved: class, number

     n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     n/a

22) Total number of shares or debentures over which options held following this notification

     No change

23)  Any additional information

     Following the changes detailed above, the above named Directors have technical interests, as at DATE /@ "dd MMMM yyyy" 06 October 2004 under
     Schedule 13 of the Companies Act as follows:

     - A technical interest, together with all employees of BT Group plc in 94,223 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

     - A technical interest, together with all employees of BT Group plc in 28,811,015 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)  Name of contact and telephone number for queries

     Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

     Graeme Wheatley

Date of Notification:  06 October 2004

Enclosure 3

                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company

BT Group plc

2)   Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)   Number of shares/amount of stock acquired:

Purchase of 69 shares at 180.00p per share.

8)   Percentage of issued class

n/a

9)   Number of shares/amount of stock disposed

n/a

10)  Percentage of issued class

n/a

11)  Class of security

Ordinary shares of 5p each

12)  Price per share

180.00p

13)  Date of transaction

14 October 2004

14)  Date Company informed

14 October  2004

15)  Total holding following this notification

Paul Reynolds:

1.   67,415 ordinary shares - personal holding;



2.   137,877 ordinary shares under the BT Group Incentive Share Plan;



3.   199,095 ordinary shares under BT Group Deferred Bonus Plan;



4. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;



5.    Options over 1,769,624 ordinary shares under BT Group Global Share Option
Plan.



16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)           Date of grant

n/a

18)           Period during which or date on which exercisable

n/a

19)           Total amount paid (if any) for grant of the option

n/a

20)           Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23)           Any additional information

The above named Director has a technical interest, as at 14 October 2004 under
Schedule 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 109,783 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

- A technical interest, together with all employees of BT Group plc in 28,812,724 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)          Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification:  14 October 2004

Enclosure 4

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   Name of company

     BT Group plc


2)   Name of Director

     Sir Christopher Bland
     Ben Verwaayen
     Ian Livingston
     Pierre Danon
     Andy Green
     Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

     Adjustment in technical interest of the above directors


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Halifax Corporate Trustees Ltd


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

     Adjustment in technical interest of the above directors


7)   Number of shares/amount of stock acquired:

     Recovery of 15,560 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.


8)   Percentage of issued class

     n/a


9)   Number of shares/amount of stock disposed

     n/a


10)  Percentage of issued class

     n/a


11)  Class of security

     Ordinary shares of 5p each


12)  Price per share

     n/a


13)  Date of transaction

     14 October 2004


14)  Date Company informed

     14 October 2004


15)  Total holding following this notification

     n/a


16)  Total percentage holding of issued class following this notification

     n/a


If a director has been granted options by the company please complete the following details (17 - 22)


17)  Date of grant

     n/a


18)  Period during which or date on which exercisable

     n/a


19)  Total amount paid (if any) for grant of the option

     n/a


20)  Description of shares or debentures involved: class, number

     n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     n/a


22) Total number of shares or debentures over which options held following this notification

     No change


23)  Any additional information

     The above named Directors have technical interests, as at 14 October 2004 under Schedule 13 of the Companies Act as follows:

     - A technical interest, together with all employees of BT Group plc in 109,783 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

     - A technical interest, together with all employees of BT Group plc in 28,812,724 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


24)  Name of contact and telephone number for queries

     Graeme Wheatley  020 7356 6372


25) Name of signature or authorised company official responsible for making this notification

     Graeme Wheatley


Date of Notification: 14 October 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 01 November, 2004